RHCA Securities' Exemption Report

RHCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RHCA Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2015.

2. RHCA Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2015 to December 31, 2015, without exception.

RHCA Securities, LLC

I, Kristy Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Chief Financial Officer
Title

March 2, 2016